



SECUI 04013236 DN

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SEC FILE NUMBER
8- 26718



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2003 AND ENDING 02/29/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Refco Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street

(No. and Street)

New York

NY

10281

(City)

(State)

(Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Santo C. Maggio

(212) 693-7000

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

185 Avenue of the Americas

New York

NY

10036

(Address)

(City)

(State)

(Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

PROCESSED
MAY 05 2004

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

Terms for exemption from the requirements of this section are set forth in Rule 17a-5 of the Securities Exchange Act of 1934.

